SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. )*

Net 1 UEPS Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

64107N206
(CUSIP Number)

Samuel Sithole
Value Capital Partners (Pty) Ltd

Rosebank Link
173 Oxford Road, 8th Floor
Rosebank
Gauteng, 2196
South Africa
+27 10 060 0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 251893103
1	NAMES OF REPORTING PERSONS
Value Capital Partners (Pty) Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,589,950

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,589,950

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,589,950

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Shares”), of Net 1 UEPS Technologies, Inc., a Florida corporation (the “Issuer”), with principal executive offices at President Place, 4th Floor, Cnr. Jan Smuts Avenue & Bolton Road, Rosebank, Johannesburg, South Africa.

Item 2.	Identity and Background

(a)-(c): This Schedule 13D is being filed by Value Capital Partners (Pty) Ltd (“VCP”). The principal business address of VCP is 173 Oxford Rd, Rosebank, Gauteng, 2196, South Africa.  VCP’s principal business is to serve as investment manager to the Value Capital Partners H4 QI Hedge Fund, a South African collective investment scheme trust (“VCP QIHF”), and certain segregated accounts (together with VCP QIHF, the “VCP Managed Funds”).  The VCP Managed Funds have appointed VCP as investment manager, providing VCP with voting and dispositive power over the Shares directly held by any of the VCP Managed Funds, therefore the VCP Managed Funds do not have voting and dispositive power over the Shares.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VCP are set forth on Exhibit A to this Statement, and are incorporated herein by reference.

(d) and (e): During the last five years, neither VCP nor, to the knowledge of VCP, any of the persons named on Exhibit A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          VCP is a private company incorporated in South Africa.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares reported herein were acquired at an aggregate purchase amount of $26,219,730.98. The Shares were acquired with investment funds of the VCP Managed Funds.

Item 4.	Purpose of Transaction

VCP acquired the Shares because it believes it represents an attractive investment opportunity.

VCP and its representatives have from time to time engaged in discussions with members of management and the board of directors of the Issuer (the “Board”), including with respect to the composition of the Board, and have expressed an interest in providing candidates to serve on the Board. VCP and its representatives have also from time to time engaged in discussions with other shareholders of the Issuer and may, from time to time, continue to engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

VCP intends to review its investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to VCP, concentration of positions in the portfolios managed by VCP, tax considerations for investors in VCP Managed Funds, market conditions and general economic and industry conditions, VCP may take such actions with respect to its investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other financial instruments related to the Issuer or selling some or all of its beneficial holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
VCP beneficially owned an aggregate of 7,589,950 Shares, constituting 13.4% of the Issuer’s outstanding Shares. The aggregate percentage of the Shares reportedly owned by VCP is based upon 56,568,425 Shares outstanding, as of February 3, 2020 and reported in the Issuer’s Form 10-Q filed on February 10, 2020.

(b)
VCP, as the investment manager of the VCP Managed Funds, may be deemed the beneficial owner of 7,589,950 Shares owned by the VCP Managed Funds. VCP holds sole dispositive and voting power over the Shares held by the VCP Managed Funds.

(c)
A list of transactions in the Shares that were effected by VCP during the past 60 days is attached as Exhibit B hereto and is incorporated herein by reference. All of the transactions listed on Exhibit A were effected in the open market.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2020

Value Capital Partners (Pty) Ltd

	By:	/s/ Samuel Sithole
Name: Samuel Sithole
Title: Chief Executive Officer

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each director and executive officer of VCP are set forth below. The business address for each director and executive officer is c/o VCP, Rosebank Link, 173 Oxford Road, 8th Floor, Rosebank, Gauteng, 2196, South Africa.

Name	Position	Citizenship
Anthony Charles Ball	Non-Executive Chairman and Director	South Africa
Samuel Sithole	Chief Executive Officer and Director	Zimbabwe
Noluvuyo Lulama Mkhondo	Director	South Africa
Sherleen Pather	Acting Chief Financial Officer	South Africa

Exhibit B

TRANSACTIONS DURING PAST 60 DAYS

VCP engaged in the following transactions in shares of common stock of the Issuer during the past 60 days:

Date of Transaction	Transaction Type (Purchase or Sale)	Shares	Price (USD)
03/10/2020	Purchase	50,113	3.598
03/11/2020	Purchase	708,492	3.649
03/12/2020	Purchase	165,310	3.417
03/16/2020	Purchase	214,194	3.314
03/17/2020	Purchase	579,350	3.576
03/18/2020	Purchase	47,457	3.169
03/19/2020	Purchase	155,700	3.220
03/20/2020	Purchase	131,517	3.034
03/23/2020	Purchase	69,121	2.966
03/24/2020	Purchase	192,648	2.981
03/25/2020	Purchase	138,875	3.235
03/26/2020	Purchase	102,159	3.293
03/27/2020	Purchase	173,444	3.226
03/30/2020	Purchase	43,473	3.236
04/15/2020	Purchase	3,000,000	3.464
04/15/2020	Purchase	1,818,097	3.520